UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-39523

North Mountain Merger Corp.
(Exact name of registrant as specified in its charter)

767 Fifth Avenue, 9th Floor New York, New York 10153 (646) 446-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one half of one redeemable warrant Shares of Class A common stock Redeemable warrants included as part of the units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one half of one redeemable warrant: 0 holders

Shares of Class A common stock: 0 holders

Redeemable warrants included as part of the units: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, North Mountain Merger Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 12, 2022	NORTH MOUNTAIN MERGER CORP.

	By:	/s/ Nicholas Dermatas
		Name:	Nicholas Dermatas
		Title:	Chief Financial Officer